10026791

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 24 2010
Washington, DC
122

SEC FILE NUMBER
8- 44695

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INVEX, Inc. and Subsidiary

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Brickell Key Drive, Suite 400
(No. and Street)

Miami (City) Florida (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerardo Reyes Retana 786 425 1717
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

1301 International Parkway, Suite 300, Fort Lauderdale, Florida 33323
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gerardo Reyes Retana, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INVEX, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CATHERINE PANIAGUA
Notary Public - State of Florida
My Commission Expires May 18, 2010
Commission # DD 553973
Bonded By National Notary Assn.

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Consolidated Financial Statements and Report of Independent Certified Public Accountants

INVEX, Inc. and Subsidiary

December 31, 2009 and 2008

Contents

Grant Thornton

Audit • Tax • Advisory

Grant Thornton LLP
1301 International Parkway, Suite 300
Fort Lauderdale, FL 33323-2874

T 954.768.9900
F 954.768.9908

801 Brickell Avenue, Suite 2450
Miami, FL 33131-4944

T 305.341.8040
F 305.341.8099
www.GrantThornton.com

Report of Independent Certified Public Accountants

Board of Directors
INVEX, Inc.

We have audited the accompanying consolidated statements of financial condition of INVEX, Inc. and Subsidiary (the "Company") as of December 31, 2009 and 2008 and the related consolidated statements of operations, changes in shareholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of INVEX, Inc. and Subsidiary as of December 31, 2009 and 2008, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Grant Thornton LLP

Miami, Florida
February 9, 2010

INVEX, Inc. and Subsidiary

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

December 31,

ASSETS

	2009	2008
Cash and cash equivalents	$ 16,147,085	$ 4,651,430
Restricted cash	56,365	106,799
Deposits with clearing broker	187,928	187,079
Securities purchased under agreements to resell	58,958,271	54,678,930
Securities owned - at fair value	1,604,400	7,501,314
Receivables from clearing broker	249,581	1,660,009
Deferred tax asset	561,260	1,052,137
Interest and accounts receivable	34,842	223,001
Furniture and equipment - net of accumulated depreciation of $369,441 in 2009 and $407,139 in 2008	79,842	135,477
Prepaid and other assets	617,411	406,325
Total assets	$ 78,496,985	$ 70,602,501

LIABILITIES AND SHAREHOLDER'S EQUITY

	2009	2008
Liabilities		
Payables to customers	$ 58,957,260	$ 54,678,920
Securities sold, not yet purchased - at market value	46,800	285,063
Other liabilities	423,913	349,955
Total liabilities	59,427,973	55,313,938
Commitments (Note I)	-	-
Shareholder's equity		
Common stock, $1 par value - 1,000 shares authorized, issued and outstanding	1,000	1,000
Additional paid-in capital	9,999,000	9,999,000
Retained earnings	9,069,012	5,288,563
Total shareholder's equity	19,069,012	15,288,563
Total liabilities and shareholder's equity	$ 78,496,985	$ 70,602,501

The accompanying notes are an integral part of these financial statements.

INVEX, Inc. and Subsidiary

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31,

		2009		2008
Revenues				
Commissions	$	7,076,993	$	5,308,671
Interest and dividend income		432,602		984,543
Trading income (loss), net		2,505,051		(3,814,809)
Total revenues		10,014,646		2,478,405
Expenses				
Employee compensation and benefits		1,968,801		1,885,154
Subscriptions, dues, and clearing fees		1,191,989		946,783
Communications		139,470		139,708
Professional fees		703,058		634,689
General and administrative		252,996		260,446
Interest expense		105,767		207,087
Occupancy and equipment rental		255,114		322,844
Total expenses		4,617,195		4,396,711
Income (loss) before provision for income taxes		5,397,451		(1,918,306)
Income tax (expense) benefit		(1,617,002)		265,779
Net income (loss)	$	3,780,449	$	(1,652,527)

The accompanying notes are an integral part of these financial statements.

INVEX, Inc. and Subsidiary

CONSOLIDATED STATEMENT OF SHAREHOLDER'S EQUITY

For the Years Ended December 31, 2009 and 2008

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance - December 31, 2007	$ 1,000	$ 9,999,000	$ 6,941,090	$ 16,941,090
Net loss	-	-	(1,652,527)	(1,652,527)
Balance - December 31, 2008	1,000	9,999,000	5,288,563	15,288,563
Net income	-	-	3,780,449	3,780,449
Balance - December 31, 2009	$ 1,000	$ 9,999,000	$ 9,069,012	$ 19,069,012

The accompanying notes are an integral part of this financial statement.

INVEX, Inc. and Subsidiary

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31,

	2009	2008
Cash flows from operating activities		
Net income (loss)	$ 3,780,449	$ (1,652,527)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities		
Depreciation	62,598	75,471
Deferred income tax expense (benefit)	490,907	(1,047,023)
Decrease (increase) in assets:		
Restricted cash	50,434	398,928
Deposits with clearing broker	(849)	8,982
Securities purchased under agreements to resell	(4,279,341)	(9,685,316)
Securities owned-at market value	5,896,914	1,909,232
Receivables from clearing broker	1,410,428	(1,345,199)
Interest and accounts receivable	188,156	(50,647)
Prepaid and other assets	(211,104)	(132,239)
Increase (decrease) in liabilities:		
Payables to customers	4,278,340	9,700,014
Securities sold, not yet purchased	(238,263)	285,063
Other liabilities	73,959	(47,610)
Net cash provided by (used in) operating activities	11,502,628	(1,582,871)
Cash flows from investing activities		
Purchases of furniture and equipment	(6,973)	(28,203)
Net cash used in investing activities	(6,973)	(28,203)
Net increase (decrease) in cash and cash equivalents	11,495,655	(1,611,074)
Cash and cash equivalents - beginning of year	4,651,430	6,262,504
Cash and cash equivalents - end of year	$ 16,147,085	$ 4,651,430
Supplemental disclosures of cash flow information		
Cash paid during the year for:		
Interest	$ 105,767	$ 207,087
Income taxes	$ 1,365,783	$ 1,140,000

The accompanying notes are an integral part of these financial statements.

NOTE A - ORGANIZATION

INVEX, Inc. ("INVEX"), a Delaware corporation, was incorporated on January 30, 1992, and received its broker/dealer registration from the Securities and Exchange Commission (the "SEC") on March 24, 1992. INVEX is wholly owned by INVEX, Casa de Bolsa, S.A. de C.V. (the "Parent") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Parent's business activities include broker/dealer activities, underwriting, and proprietary trading in Mexican securities. The Parent is a member of the Mexican-based financial group, INVEX, Controladora, S.A. de C.V. (the "Group").

INVEX is a FINRA-registered securities broker/dealer offering brokerage services to the clientele of the Parent as well as executing proprietary trading for the firm. The majority of INVEX's and its wholly owned subsidiary, INVEX USA's (collectively, the "Company") revenue relates to commissions and markups attributable to customer transactions.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of the Company and its wholly owned subsidiary, after the elimination of all intercompany balances and transactions.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on deposit at banks and depository institutions. The Company considers all highly liquid investments (including money market funds) with original maturities of three months or less, that are not held for sale in the ordinary course of business, to be cash equivalents. At times, such balances may exceed federally-insured limits.

(continued)

NOTE B - SIGNIFICANT ACCOUNTING POLICIES - Continued

Restricted Cash

Restricted cash consists of cash deposited with an investment banking firm in connection with the credit default swap agreement described in Note L.

Securities Transactions

Securities transactions, commission income and related expenses are recorded on a trade-date basis. Securities owned and securities sold but not yet purchased are stated at quoted market values with unrealized gains and losses reflected in trading income or loss—net on the accompanying consolidated statement of operations. Commissions revenue consists primarily of markups on bonds sold to customers.

Securities purchased under agreements to resell are collateralized financing transactions. As of December 31, 2009 and 2008, the securities purchased under agreements to resell have been pledged as collateral for the payables to customers and represent overnight and other short-term transactions.

Securities-owned inventory is carried at fair value, which is estimated based on quoted market prices for those or similar instruments (see Note C). Changes in fair value of securities owned are recorded in the consolidated statement of operations as trading income or loss.

Receivables from clearing broker are amounts relating to unsettled trades.

Furniture and Equipment

Furniture and equipment are stated at cost, net of accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets which range from three to five years.

Income Taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(continued)

NOTE B - SIGNIFICANT ACCOUNTING POLICIES - Continued

Other Assets

Included in other assets is a certificate of deposit in the amount of approximately $66,000 as of December 31, 2009 and 2008, which matures on May 19, 2010 for a one year term and bears interest at 0.9% per annum.

NOTE C - SECURITIES OWNED

The components of securities inventory at December 31, 2009 and 2008 are as follows:

	2009	
	Owned	Sold, Not Yet Purchased
Domestic - U.S. corporate equity securities	$ 116,400	$ -
Domestic - U.S. debt securities	548,000	-
Domestic - futures position on small cap equity index	-	46,800
Foreign - debt instruments	940,000	-
	$ 1,604,400	$ 46,800

	2008	
	Owned	Sold, Not Yet Purchased
Domestic - U.S. corporate equity securities	$ 122,000	$ -
Domestic - U.S. debt securities	3,765,337	-
Domestic - collateralized debt obligation	680,000	-
Domestic - futures position on treasury bond	-	285,063
Foreign - debt instruments	2,933,977	-
	$ 7,501,314	$ 285,063

NOTE D - RECONCILIATION OF ASSETS, LIABILITIES AND SHAREHOLDER'S EQUITY

A reconciliation of the amounts reported in the Company's consolidated financial statements herein to amounts reported by the Company on its unconsolidated Part IIA of Form X-17A-5, filed with the SEC for the year ended December 31, 2009, is as follows:

	Part IIA of Form X-17A-5	Reclassifications	Adjustments	Consolidation of Subsidiaries	Financial Statements
Assets					
Cash and cash equivalents	$ 464,607	$ 14,032,792	$ -	$ 1,649,686	$ 16,147,085
Restricted cash	-	56,365	-	-	56,365
Deposits with clearing broker	187,928	-	-	-	187,928
Securities purchased under agreements to resell	-	-	-	58,958,271	58,958,271
Securities owned - at fair value	14,562,621	(12,958,234)	13	-	1,604,400
Receivables from clearing broker	1,407,177	(1,407,177)	-	-	-
Receivables from clearing broker	-	249,581	-	-	249,581
Receivables from non-customers	17,146	(17,146)	-	-	-
Deferred tax asset	-	561,260	-	-	561,260
Interest and accounts receivable	-	34,733	(3)	112	34,842
Furniture and equipment, net of accumulated depreciation	79,842	-	-	-	79,842
Investment in subsidiary	1,651,268	-	(29)	(1,651,239)	-
Prepaid and other assets	1,169,589	(552,174)	(4)	-	617,411
Total	$ 19,540,178	$ -	$ (23)	$ 58,956,830	$ 78,496,985
Liabilities					
Payables to customers	$ -	$ -	$ -	$ 58,957,260	$ 58,957,260
Payables to brokers or dealers	6,642	(6,642)	-	-	-
Securities sold, not yet purchased at market value	46,799	-	1	-	46,800
Other liabilities	417,702	6,642	(1)	(430)	423,913
Total liabilities	471,143	-	-	58,956,830	59,427,973
Shareholder's equity	19,069,035	-	(23)	-	19,069,012
Total	$ 19,540,178	$ -	$ (23)	$ 58,956,830	$ 78,496,985

NOTE E - INCOME TAXES

The Company uses an asset and liability approach for financial accounting and reporting for income taxes. This method gives consideration to the future tax consequences associated with carryforwards and with temporary differences between financial accounting and tax bases of assets and liabilities. These differences relate primarily to depreciation and loss carryforwards.

(continued)

NOTE E - INCOME TAXES - Continued

The Company has no significant permanent differences between the reported amount of income tax expense and the amount of income tax expense that would result from applying the federal statutory rates to pretax income from continuing operations. The difference between the statutory rate of 34% and the effective rate in 2009 and 2008 is primarily due to state income taxes and the reduction of the valuation allowance.

In September 2009, the State of Florida Revenue Department commenced an examination of INVEX's state income tax returns for the years 2005, 2006, and 2007. In October 2009, INVEX reached a settlement with the State of Florida concerning the results of the audit. INVEX agreed to pay additional tax of $90,415 and interest expense of $22,025 for the years 2005, 2006, and 2007. The tax of $90,415 is included below in the line for state income taxes.

The summary of the Company's provision (benefit) for income taxes for the years ended December 31, 2009 and 2008 is as follows:

	2009	2008
Federal	$ 942,464	$ 720,744
State	178,517	60,500
	1,120,981	781,244
Deferred tax provision (benefit)	496,021	(1,047,023)
Income tax expense (benefit)	$ 1,617,002	$ (265,779)

The summary of the tax effects of attributes that give rise to deferred tax assets and liabilities as of December 31, 2009 and 2008, is as follows:

	2009	2008
Deferred taxes		
Capital loss carryforward and unrealized losses	$ 578,953	$ 1,454,124
Depreciation	(17,693)	(39,916)
Net deferred tax asset before valuation allowance	561,260	1,414,208
Valuation allowance	-	(362,071)
Net deferred tax asset	$ 561,260	$ 1,052,137
Valuation allowance - beginning of year	$ 362,071	$ -
Change in realization of tax carryfowards	(362,071)	362,071
Valuation allowance - end of year	$ -	$ 362,071

(continued)

NOTE E - INCOME TAXES - Continued

The Company has a capital loss carryforward of approximately $520,000 and $1,567,000 as of December 31, 2009 and 2008, respectively, which can be used to offset future capital gains. The entire capital loss carryforward expires in 2013. Management believes that, based on the available evidence, a valuation allowance is not necessary because it does not expect that any of the capital loss carryforward will expire unused. Management has determined it is more likely than not that the benefit related to the $561,260 of net deferred tax assets will be realized.

Accounting for Uncertainty in Income Taxes became effective for fiscal years of non-public entities beginning on or after December 15, 2008. INVEX, Inc. adopted Accounting for Uncertainty in Income Taxes on January 1, 2009. The open years applicable to INVEX, Inc. include tax years 2006 through 2009 for Federal and Texas tax purposes and 2008 and 2009 for Florida tax purposes. Accounting for Uncertainty in Income Taxes clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with Accounting for Income Taxes. Accounting for Uncertainty in Income Taxes prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

The evaluation of a tax position in accordance with Accounting for Uncertainty in Income Taxes involves both recognition and measurement. The Company must determine whether it is more likely than not that a tax position will be ultimately sustained upon examination, including resolution of any appeals or litigation, based on the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statement. As defined in Accounting for Uncertainty in Income Taxes, a tax position is a position in a previously filed tax return or a position expected to be taken in a future tax return that is reflected in measuring current or deferred income tax assets and liabilities for interim or annual periods.

The Company has determined in its implementation procedures that no liability for uncertain tax positions was necessary.

The additional tax paid to the State of Florida during the state audit in 2009, appears in the provision for income taxes. The Company recognizes any interest accrued related to unrecognized tax benefits in interest expense and recognizes penalties within general and administrative expenses.

NOTE F - TRANSACTION WITH CLEARING BROKERS

The Company clears its U.S. securities transactions and customers' transactions on a fully disclosed basis through nonaffiliated clearing brokers.

NOTE G - NET CAPITAL REQUIREMENT

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). The Company has elected to compute minimum net capital under the Alternative Net Capital method under Rule 15c3-1(f), which requires maintenance of minimum net capital of the greater of 2% of aggregate debit items or $250,000 at December 31, 2009. At December 31, 2009, the Company had net capital as defined by Rule 15c3-1(f) of $14,335,107, which was $14,085,107 in excess of the required minimum net capital.

NOTE H - RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such rule) of the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customers' accounts, promptly transmits all customer funds and delivers all customer securities received to the clearing broker and does not otherwise hold funds or securities of customers or dealers. Because of such exemption, the Company is not required to prepare a determination of reserve requirement and the Company is not subject to the provisions of Rule 15c3-3 pertaining to the possession or control requirements for broker dealers.

NOTE I - COMMITMENTS

The Company leases office space under an operating lease in Dallas, Texas, and Miami, Florida. The lease in Dallas, Texas, expired on March 31, 2009, and the lease in Miami, Florida, expires on May 31, 2011. The Company did not renew the office space in Dallas, Texas. The Florida lease provides for minimum annual rentals, which are subject to escalation clauses for operating costs and taxes. All remaining minimum annual rent for the office space in Dallas was accrued on the accompanying financial statements as of December 31, 2008. The future minimum lease payments for the Company are as follows:

2010	$ 173,524
2011	71,225
	$ 244,749

In addition, the Company leases investor computer systems under operating lease agreements that automatically renew every two years. The total lease expense for the related equipment amounted to approximately $61,500 and $59,000 for the year ended December 31, 2009 and 2008, respectively.

Rent expense for the office space in Miami, Florida amounted to approximately $176,000 and $249,000, net of sublease income of approximately $23,000, for the years ended December 31, 2009 and 2008, respectively.

NOTE J - OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company's securities transactions involve executions and settlements of various securities transactions as principal. These activities may expose the Company to risk in the event that counterparties are unable to fulfill contractual obligations.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. The introduced customers are generally institutional or high-net-worth retail customers.

The Company's policy is to take possession of securities purchased under agreements to resell. The Company monitors the market value of the assets acquired to ensure their adequacy as compared to the amount at which the securities will be subsequently resold, as specified in the respective agreements. The agreements provide that, where appropriate, the Company may require the delivery of additional collateral.

NOTE K - RELATED-PARTY TRANSACTIONS

The Company was charged an annual fee totaling approximately $121,000 and $54,000 by the Parent during 2009 and 2008, respectively, for use of the name "INVEX." During 2009 and 2008 the Company also was charged a fee each year by the Parent of approximately $7,000 for software licenses. As of December 31, 2009 and 2008, the Company accrued approximately $37,000 and $54,000, respectively. During 2009 and 2008, the Company paid approximately $155,000 and $0, respectively, relating to those fees. These fees are included as a component of professional fees in the accompanying consolidated statement of operations.

The Company has approximately $7,000 and $11,000 of receivables at December 31, 2009 and 2008, respectively, from employees related to personal expenses. Such amounts are included in interest and accounts receivable in the accompanying consolidated statement of financial condition.

The Company paid a consulting fee totaling $70,000 and $100,000 to a board member of INVEX, Inc. during 2009 and 2008, respectively, for developing client relationships in Mexico.

NOTE L - EMPLOYEE RETIREMENT SAVINGS PLAN

The Company participates in a Salary Reduction Simplified Employee Pension Plan (the "Plan") for its employees. An employee is eligible to participate in the Plan after three months of employment with the Company. Employees can contribute from 1 to 15% of their bi-weekly pay into the Plan up to a maximum of the lesser of 25% of the participant's compensation (limited to $230,000 of the participant's compensation) or $16,500 and $15,500 in 2009 and 2008, respectively. The Company matches up to 100% of the first 3% of a participating employee's contribution to the Plan. During the year ended December 31, 2009 and 2008, the Company contributed approximately $31,000 and $34,000, respectively, to the Plan.

NOTE M - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e. the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various approaches. The Company uses an established fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

- Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

- Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

- Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

(continued)

NOTE M - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS - Continued

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

- Equities - The Company values investments in securities and securities sold, but not yet purchased that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

- Corporate bonds - The fair value of corporate bonds is estimated using recently executed transactions, market price quotations (where observable), bond spreads or credit default swap spreads. The spread data used are for the same maturity as the bond. If the spread data does not reference the issuer, then data that references a comparable issuer is used. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves, bond, or single-name credit default swap spreads and recovery rates based on collateral values as key inputs. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy. In instances where significant inputs are unobservable, they are categorized in Level 3 of the hierarchy.

- Resale and Repurchase Agreements - Securities purchased under agreements to resell and securities sold under agreements to repurchase, principally U.S. government, federal agency and investment-grade sovereign obligations, represent collateralized financing transactions, which are valued at their face amount due to the short-term nature and underlying credit quality of those instruments. The Company receives securities purchased under agreements to resell, makes delivery of securities sold under agreements to repurchase, and monitors market value of these securities on a daily basis.

- Collateralized debt obligations ("CDOs") - CDOs, for which observability of external price data is extremely limited, are valued based on an evaluation of the market for similar positions as indicated by primary and secondary market activity in the cash CDO and synthetic CDO markets. Each position is evaluated independently taking into consideration the underlying collateral performance and pricing, behavior of the tranche under various cumulative loss and prepayment scenarios, deal structures (*e.g.* , non-amortizing reference obligations, call features) and liquidity. While these factors may be supported by historical and actual external observations, the determination of their value as it relates to specific positions nevertheless requires significant judgment.

(continued)

NOTE M - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS - Continued

The following tables present the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2009:

Financial Assets and Liabilities at Fair Value
As of December 31, 2009
(Dollars in Thousands)

	Level 1	Level 2	Level 3	Total
ASSETS				
Money market instruments	$ 14,608	$ -	$ -	$ 14,608
Financial instruments owned:				
Equities	116	-	-	116
Corporate debt	-	1,488	-	1,488
Totals	$ 14,724	$ 1,488	$ -	$ 16,212
LIABILITIES				
Financial instruments sold, not yet purchased:				
Small cap equity index future	$ -	$ 47	$ -	$ 47
Totals	$ -	$ 47	$ -	$ 47

The following is a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3) during the year ended December 31, 2009:

Level 3 Financial Assets and Liabilities
Year ended December 31, 2009
(Dollars in Thousands)

		Total Gains/Losses Included in Income					
		Principal Transactions					
	Beginning Balance	Unrealized Gains and (Losses) Related to Assets Held at Year End	Realized Gains and (Losses) Related to Assets No Longer Held	Investment Banking Realized Gains and (Losses) No Positions Held at Year End	Purchases, Issuances and Settlements, net	Transfers In (Out)	Ending Balance
ASSETS							
Financial instruments owned	$ 680	$ -	$ (10)	$ -	$ (670)	$ -	$ -

(continued)

NOTE M - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS - Continued

The following tables present the Company's fair value hierarchy for those assets and liabilities measured at fair value as of December 31, 2008:

Financial Assets and Liabilities at Fair Value
As of December 31, 2008
(Dollars in Thousands)

	Level 1	Level 2	Level 3	Total
ASSETS				
Money market instruments	$ 3,703	$ -	$ -	$ 3,703
Financial instruments owned:				
Equities	122	-	-	122
Corporate debt	-	6,699	-	6,699
Collateralized debt obligation	-	-	680	680
Totals	$ 3,825	$ 6,699	$ 680	$ 11,204
LIABILITIES				
Financial instruments sold, not yet purchased:				
U.S. treasury bond future	$ 285	$ -	$ -	$ 285
Totals	$ 285	$ -	$ -	$ 285

The following is a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3) during the year ended December 31, 2008:

Level 3 Financial Assets and Liabilities
Year ended December 31, 2008
(Dollars in Thousands)

		Total Gains/Losses Included in Income Principal Transactions					
	Beginning Balance	*Unrealized Gains and (Losses) Related to Assets Held at Year End*	*Realized Gains and (Losses) Related to Assets No Longer Held*	*Investment Banking Realized Gains and (Losses) No Positions Held at Year End*	*Purchases, Issuances and Settlements*	*Transfers In (Out)*	*Ending Balance*
ASSETS							
Financial instruments owned	$680	$0	$0	$0	$0	$0	$680

NOTE N - FINANCIAL INSTRUMENTS NOT MEASURED AT FAIR VALUE

Some of the Company's financial instruments are not measured at fair value on a recurring basis but are recorded at amounts that approximate fair value due to their liquid or short-term nature. Such financial assets and financial liabilities include: cash and cash equivalents, cash deposited with the clearing broker, receivables - brokers, dealers, and clearing organization, securities purchased under agreements to resell, and payables - customers.

NOTE O - NOTES ON SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 9, 2010, which is the date these consolidated financial statements were available to be issued. The Company is not aware of any subsequent events that would require recognition or disclosure in the financial statements.

SUPPLEMENTARY INFORMATION

INVEX, Inc. and Subsidiary

UNCONSOLIDATED COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2009

Net capital		
Total shareholder's equity from statements of financial condition		$ 19,069,012
Deductions/Charges:		
Nonallowable assets		
Restricted cash	$ 56,365	
Deferred tax asset	561,260	
Receivables	1,157,154	
Investments in and receivables from subsidiary	1,651,268	
Furniture and equipment, net	79,842	
Other assets	551,964	
Total nonallowable assets		4,057,853
Commodity futures contracts capital charges		120,000
Net capital before haircuts on securities positions (tentative net capital)		14,891,159
Deduct		
Haircuts on securities		
Money Market Funds	259,142	
Contractual securities commitments	56,250	
Equities	17,460	
Debt securities	223,200	
Total haircuts on securities		556,052
Net capital		$ 14,335,107
Capital requirement		
Greater of 2% of aggregate debit items as shown in formula for reserve requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation ($0) or $250,000		$ 250,000
Net capital in excess of requirement		14,085,107
Net capital as above		$ 14,335,107

There are no material differences between the net capital amount above and the amount reported on the Company's unaudited FOCUS report.

Report on Internal Control Required by SEC Rule 17a-5(g)(1)

Board of Directors
INVEX, Inc.

In planning and performing our audit of the consolidated financial statements of INVEX, Inc. and Subsidiary (the "Company"), as of and for the years ended December 31, 2009 and 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemption provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13, complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 and 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc.) and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Miami, Florida
February 9, 2010